SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 17TH, 2009

DATE, TIME AND PLACE: On September 17th, 2009, at 13h30m, in the Meeting Hall of the Board of Directors, located at Avenida das Américas, No. 3.434, 1st Block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered by means of conference call, pursuant to the provided for in the Section 29, paragraph 2nd of the Company’s By-Laws, with the attendance of Messrs. Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola, Luca Luciani, Carmelo Furci, Stefano de Angelis, Manoel Horácio Francisco da Silva, Andrea Sandro Calabi and Lorenzo Canu, the last one as alternate of Mr. Maílson Ferreira da Nóbrega. Messrs. Oscar Cicchetti and Maílson Ferreira da Nóbrega have justified their absences. Also attended the meeting, as guests, Messrs. Claudio Zezza, Chief Financial and Investor Relations Officer of the Company, and Fernando Vieira Loureiro, lawyer of the Company.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mr. Fernando Vieira Loureiro – Secretary.

AGENDA: (1) Re-ratification of the approval of the execution, by TIM Celular S.A. and TIM Nordeste S.A. (“Controlled Companies”), of the “Programa Especial de Crédito”, offered by the Banco Nacional de Desenvolvimento Econômico e Social – BNDES, for the substitution of the collateral granted by the Company; and (2) Other matters of general interest to this Company.

RESOLUTIONS: Upon review and discussion of the matter included in the Agenda, the Board Members resolved, by unanimous vote and with no restrictions: (1) Re-ratify the approval of the execution, by the Controlled Companies, of the “Programa Especial de Crédito”, offered by the BNDES, in the total amount of up to R$ 200,000,000.00 (two hundred million Reais) for each Controlled Company, resolved by this Board of Directors in its meeting held on August 03rd, 2009, for the substitution of the collateral granted by the Company, from “aval” to “fiança”. In this sense, the Officers are hereby authorized to take all the measures and execute all the documents deemed necessary to turn effective the resolution approved herein; and (2) No other matter was resolved by the attending Board Members.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the Board Members. Directors: Messrs. Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola, Luca Luciani, Carmelo Furci, Stefano de Angelis, Manoel Horácio Francisco da Silva, Andrea Sandro Calabi and Lorenzo Canu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), September 17th, 2009.

FERNANDO VIEIRA LOUREIRO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 22, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.